Exhibit 99.1

Powerbridge Technologies Expects to Accelerate its Revenue Growth by Expanding into Out of Home Advertising and Media Businesss

Planning for an Advertising and Media Technology Platform

Zhuhai, China – Accesswire - September 8, 2020 – Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (“Powerbridge” or the “Company”), a global trade software applications and technology services provider, today announced that it plans to launch an out-of-home digital display advertising and media business. The Company plans to build a network of digital display such as LCD screens and operate an advertisement platform in Guangdong province, China initially, and then expand to the Greater Bay of China, China.

The Company believes there is a substantial market opportunity to operate an out-of-home digital display advertising and media technology platform in the Greater Bay Area of China, specifically in its home province of Guangdong province. The Company will focus on display advertising in various high traffic advertising locations such as office buildings, commercial parking garages, and elevators in residential and office buildings.

Powerbridge plans to acquire the advertising spaces through its own channels, as well as strategic investment. The Company expects to obtain a substantial number of building advertising orders in Shenzhen, by developing various types of software and purchasing hardware equipment to expand this business. Through the expansion alongside the existing business, it is expected to generate incremental revenue and accelerate the growth of overall revenue and achieve stronger financial performance in the mid-long term.

Stewart Lor, President and Chief Financial Officer of Powerbridge, commented, “We are excited about the expansion into the advertising and media space. We believe our advertising and media technology platform will not only create a better experience for the users but also generate significant returns for the investors.”

About Powerbridge

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) currently is a provider of software applications and technology solutions and services to corporate and government customers primarily located in China. Founded in 1997, Powerbridge pioneered global trade software applications with a vision to make global trade operations easier for customers. Since inception, Powerbridge has continued to innovate and deliver solutions and services to address the changing needs of thousands of customers. Powerbridge’s mission is to make global trade easier by empowering all players in the ecosystem.  For more information, visit www.powerbridge.com/en

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China, uncertainty due to the COVID-19 pandemic and the impact it has had and will continue to have on its operations, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate:

Powerbridge Technologies Co., Ltd.

Stewart Lor

President and Chief Financial Officer

Email: stewartlor@powerbridge.com

Investor Relations:

ClearThink

Phone: 917-658-7878

nyc@clearthink.capital

Email: IR@powerbridge.com